# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ODYSSEY MARINE EXPLORATION INC, CIK 0000798528
CUSIP: 676118201
Title of class of securities: Common Stock, par value $0.0001 per share (the "Shares")
Address of issuer's principal executive offices: 205 S. Hoover Blvd., Suite 210, Tampa, Florida (FL), 33609
Date of event which requires filing of this statement: 03/02/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001304096

## Reporting persons
- Greywolf Opportunities Master Fund II LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,051,932; sole dispositive power 0; shared dispositive power 6,051,932; aggregate amount beneficially owned 6,051,932 (10.4% of the class)
- Greywolf Advisors LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,051,932; sole dispositive power 0; shared dispositive power 6,051,932; aggregate amount beneficially owned 6,051,932 (10.4% of the class)
- Greywolf Capital Management LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,394,323; sole dispositive power 0; shared dispositive power 6,394,323; aggregate amount beneficially owned 6,394,323 (10.9% of the class)
- Greywolf GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,394,323; sole dispositive power 0; shared dispositive power 6,394,323; aggregate amount beneficially owned 6,394,323 (10.9% of the class)
- Jonathan Savitz: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 6,394,323; sole dispositive power 0; shared dispositive power 6,394,323; aggregate amount beneficially owned 6,394,323 (10.9% of the class)

## Item 1. Issuer
Name of issuer: ODYSSEY MARINE EXPLORATION INC
Address of issuer's principal executive offices: 205 S. Hoover Blvd., Suite 210, Tampa, Florida, 33609

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons".

(i) Greywolf Opportunities Master Fund II LP, a Cayman Islands exempted limited partnership ("Greywolf Master Fund II"), with respect to the Shares held by it;

(ii) Greywolf Advisors LLC, a Delaware limited liability company and the general partner of Greywolf Master Fund II (the "General Partner"), with respect to the Shares held by Greywolf Master Fund II;

(iii) Greywolf Capital Management LP, a Delaware limited partnership and the investment manager of Greywolf Master Fund II (the "Investment Manager"), with respect to (a) the Shares that it has the right to acquire upon the exercise of Warrants (as defined in Item 4) held by it, and (b) the Shares held by Greywolf Master Fund II;

(iv) Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the "Investment Manager General Partner"), with respect to (a) the Shares that the Investment Manager has the right to acquire upon the exercise of Warrants held by it, and (b) the Shares held by Greywolf Master Fund II; and

(v) Jonathan Savitz ("Savitz"), a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, with respect to (a) the Shares that the Investment Manager has the right to acquire upon the exercise of Warrants held by it, and (b) the Shares held by Greywolf Master Fund II.
Address of principal business office or, if none, residence: The address of the principal business office of: (i) each of the Reporting Persons other than Greywolf Master Fund II is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; and (ii) Greywolf Master Fund II is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands.
Citizenship: The citizenship of each of the Reporting Persons is set forth on the cover page for such Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

As of the date of this report, the Investment Manager holds 342,391 warrants, issued June 10, 2022, each of which is currently exercisable, pursuant to its terms, for one Share (the "Warrants"). Accordingly, as of the date of this report, certain of the Reporting Persons may be deemed to beneficially own an aggregate of 6,394,323 Shares, representing 10.9% of the class of Shares outstanding, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

The Shares reported hereby as held by Greywolf Master Fund II are held directly by Greywolf Master Fund II. The General Partner, as the general partner of Greywolf Master Fund II, may be deemed to be a beneficial owner of all such Shares held by Greywolf Master Fund II. The Warrants reported hereby as held by the Investment Manager are held directly by the Investment Manager. In addition, the Investment Manager, as the investment manager of Greywolf Master Fund II, may be deemed to be a beneficial owner of all such Shares held by Greywolf Master Fund II. The Investment Manager General Partner, as the general partner of the Investment Manager, may be deemed to be a beneficial owner of (a) all such Shares that the Investment Manager has the right to acquire upon exercise of Warrants held by it, and (b) all such Shares held by Greywolf Master Fund II. Savitz, as the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of (a) all such Shares held by Greywolf Master Fund II, and (b) all such Shares that the Investment Manager has the right to acquire upon exercise of Warrants held by it. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.
Percent of class:
The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

The percentage amount set forth in Row 11 for all cover pages filed herewith is calculated based upon 58,072,806 Shares outstanding as of March 2, 2026, as provided by the Issuer.
Sole power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Items 4(a) - (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d-1(c). Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Greywolf Opportunities Master Fund II LP: /s/ Jonathan Savitz, Jonathan Savitz, Senior Managing Member of its General Partner (03/04/2026)
- Greywolf Advisors LLC: /s/ Jonathan Savitz, Jonathan Savitz, Senior Managing Member (03/04/2026)
- Greywolf Capital Management LP: /s/ Jonathan Savitz, Jonathan Savitz, Managing Member of its General Partner (03/04/2026)
- Greywolf GP LLC: /s/ Jonathan Savitz, Jonathan Savitz, Managing Member (03/04/2026)
- Jonathan Savitz: /s/ Jonathan Savitz, Jonathan Savitz (03/04/2026)